SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: December 2005	Commission File Number: 1-8481

BCE Inc.
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 870-8777
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____.

Notwithstanding any reference to BCE’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE’s site or any other site on the World Wide Web referred to in BCE’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

News Release

For immediate release

Woodbridge and BCE Announce New Ownership Structure for
Bell Globemedia

Teachers’ and Torstar Join as New Shareholders

•	Woodbridge to increase position to 40%
•	BCE to maintain 20% interest and receive $1.3 billion in cash
•	Torstar and Ontario Teachers’ Pension Plan each to acquire 20%
•	BCE and Bell Globemedia enter new agreement for innovative content distribution

TORONTO, Ontario – December 2, 2005 – The current shareholders of Bell Globemedia – The Woodbridge Company Limited and BCE Inc. (TSX/NYSE: BCE) – today announced that Ontario Teachers’ Pension Plan and Torstar Corporation (TSX: TS.nv.b) will join them as shareholders in Canada’s leading multi-media company.

Woodbridge, the Toronto-based holding company of the Thomson family, will increase its ownership from 31.5 percent to 40 percent. BCE will continue to be an important shareholder, with 20 percent, down from 68.5 percent. The two new shareholders – Teachers’ and Torstar – will each acquire a 20 percent stake in BGM. The changes are subject to regulatory approval, including the CRTC.

This all-Canadian shareholder group will provide the continuity and stability, along with access to new capital, needed for BGM to continue on its successful growth strategy and seize new opportunities.

Ivan Fecan, President and Chief Executive Officer of BGM and Chief Executive Officer of CTV, said: “The continuing support of BCE and Woodbridge and the addition of Teachers’ and Torstar represents a strong vote of confidence in our performance over the last five years and in our plans for the future.”

BGM’s assets include the CTV television network, Canada’s leading private broadcaster, with 21 stations across Canada; The Globe and Mail, Canada’s national newspaper; and fifteen specialty television services, many of them market leaders. The transaction will have no effect on Bell Globemedia’s senior leadership, operations or mix of business.

Ken Thomson, Chairman of Woodbridge, said: “We strongly believe that Bell Globemedia has a tremendous future in the rapidly changing media sector. Today’s announcement positions the company to seize those opportunities. This new shareholder group brings together four great Canadian businesses to create an even stronger and more dynamic Bell Globemedia.”

“Bell Globemedia has tremendous potential as Canada’s flagship media enterprise and, together with our partners, we will be actively engaged in its future growth,” said Michael Sabia, President and Chief Executive Officer of BCE. “BCE sees its participation in Bell Globemedia as a significant opportunity for our company, particularly as we leverage our continued access to Bell Globemedia’s content for our growth platforms – wireless, Internet and television. Our ongoing involvement with Bell Globemedia will drive our efforts to develop innovative, next generation services for our customers.”

“This investment gives Torstar substantial exposure to conventional and specialty television in Canada and strengthens Torstar’s position as a broadly-based media company” said Robert Prichard, President and Chief Executive Officer of Torstar. “By investing in partnership with Woodbridge, Teachers’ and BCE, Torstar has established a meaningful position in the Canadian television industry. As digital technologies and the Internet continue to shape the media landscape, we look forward to exploring new business development opportunities with Bell Globemedia in these areas. We expect to build on our earlier success in growing Workopolis – jointly created by Torstar and Bell Globemedia – to explore new complementary Internet-based businesses.”

Robert Prichard went on to say: “The Thomson family, through its steady ownership interest in The Globe and Mail, has long demonstrated a deep respect for editorial independence, journalistic freedoms and the importance of great newspapers to our nation. At Torstar we share these values and will continue to be equally vigilant with respect to the independence of the Toronto Star and our other newspapers.”

“Our investment in Bell Globemedia is consistent with our mission to maximize the returns we deliver to our members,” said Jim Leech, Senior Vice-President of Teachers’ Private Capital, the private investing arm of the Ontario Teachers’ Pension Plan. “Bell Globemedia is an industry leader, with strong brands, consistent performance and an experienced management team that has demonstrated an ability to execute against its strategy and a commitment to building for the future.”

BCE and Bell Globemedia have also signed a new commercial agreement that calls for the two companies to work together on new initiatives that will use BCE distribution platforms to maximize the value of Bell Globemedia content. Among a number of new joint initiatives that are expected to be announced in the New Year are customized news and sports “made for mobile” video clips and a next generation TSN Extra, offering a first-to-market Interactive TV experience to Bell ExpressVu customers.

Details of the Transaction

Under the new shareholder structure, Woodbridge will own 40 percent of Bell Globemedia and BCE, Teachers’ and Torstar will each own 20 percent. At the closing, which is expected to take place in the third quarter of 2006 assuming regulatory approvals have been obtained, Teachers’ and Torstar will each purchase its interest in Bell Globemedia from BCE for $283 million and Woodbridge will purchase its additional 8.5 percent interest from BCE for $120 million. These transactions value Bell Globemedia at approximately ten times EBITDA.

At the time of closing, Torstar, Teachers’ and Woodbridge will each invest in Bell Globemedia on the same financial valuation which anticipates an enterprise value in the range of $2.6 billion to $2.7 billion and an equity value of $1.413 billion.

In conjunction with the agreement to make these ownership changes, Bell Globemedia will restructure its capital on a basis more appropriate to ongoing operations through additional borrowing and a return of capital to BCE and Woodbridge. The recapitalization is expected to be completed in January 2006.

The recapitalization of Bell Globemedia and the sale of its shares to Torstar, Teachers’ and Woodbridge will see BCE receive cash proceeds of approximately $1.3 billion, including $607 million as a return of capital. Together with its remaining 20 percent interest in Bell Globemedia, these transactions value BCE’s pre-recapitalization interest in Bell Globemedia at approximately $1.575 billion.

Torstar will equity account for the investment and will fund it with debt. Torstar expects the acquisition to be modestly accretive, apart from any potential amortization of intangible assets.

Closing Terms and Conditions

The plan is subject to a number of approvals and closing conditions, including approval by the Canadian Radio-television and Telecommunications Commission (CRTC) and the Competition Bureau. BCE and Woodbridge said filings to commence the review process are expected to be made promptly and a decision is anticipated in 2006. In addition, BGM expects to obtain the necessary incremental bank debt this month and make the cash distributions to its current shareholders in January 2006.

About Bell Globemedia

Bell Globemedia is Canada’s premier multi-media company with ownership interests in Canada’s leading media properties including: CTV Inc., the number-one private broadcaster, and The Globe and Mail, the leading national daily newspaper. CTV operates 21 conventional television stations across Canada and offers a wide-range of quality news, sports, information and entertainment programming. It has the number-one national newscast, CTV News with Lloyd Robertson, and is the number-one choice for viewers.

Additionally, CTV has interests in 15 specialty channels, including Canada’s number-one specialty channel, TSN, along with the companion website tsn.ca. Other specialty properties include CTV Newsnet, The Comedy Network, Report on Business Television, Réseau des sports, Discovery Channel and OLN, along with several digital specialty channels, Animal Planet, Discovery Civilization, Discovery HD Theatre, ESPN Classic, NHL Network, CTV Travel and RIS Info Sports. Each channel features a complementary interactive and dynamic website.

The Globe and Mail publishes Report on Business magazine, Canada’s pre-eminent business publication, and also owns many interactive properties including globeandmail.com, globeinvestorgold.com, globeadvisor.com, globefund.com and globetechnology.com, and has a 40 percent interest in Canada’s leading provider of Internet recruitment and job search solutions, workopolis.com.

Other Bell Globemedia investments include: a 15 percent interest in Maple Leaf Sports and Entertainment, which owns the Toronto Maple Leafs, Toronto Raptors and the Air Canada Centre; and a 50 percent interest in Dome Productions, a North American leader in the provision of mobile high definition production facilities.

With stations, news bureaus and offices in all of Canada’s major cities, as well as international CTV news bureaus and international Globe and Mail bureaus, Bell Globemedia ensures that what interests Canadians — locally, nationally and internationally — makes it to the screen, into print and on to the Internet.

About Woodbridge

Woodbridge is the Toronto-based primary investment vehicle for the Thomson family. It has a controlling interest in The Thomson Corporation, a world leader in providing integrated information solutions. Woodbridge also has interests in information technology, real estate, publishing and other businesses.

About BCE

BCE is Canada’s largest communications company. Through its 28 million customer connections, BCE provides the most comprehensive and innovative suite of communication services to residential and business customers in Canada. Under the Bell brand, the company’s services include local, long distance and wireless phone services, high-speed and wireless Internet access, IP-broadband services, value-added business solutions and direct-to-home satellite and VDSL television services. Other BCE businesses include Canada’s premier media company, Bell Globemedia, and Telesat Canada, a pioneer and world leader in satellite operations and systems management. BCE shares are listed in Canada, the United States and Europe.

About Torstar Corporation

Torstar Corporation is a broadly based media company listed on the Toronto Stock Exchange. Its businesses include newspapers led by the Toronto Star, Canada’s largest daily newspaper; CityMedia Group, publishers of daily and community newspapers in Southwestern Ontario; Metroland Printing, Publishing & Distributing, publishers of more than 90 community newspapers in Southern Ontario; and Harlequin Enterprises, a leading global publisher of women’s fiction. Torstar’s news releases are available on the internet at www.torstar.com.

About Teachers’ Private Capital

Teachers’ Private Capital is the private investment arm of the $88 billion Ontario Teachers’ Pension Plan, which invests on behalf of 260,000 active and retired teachers in Ontario, Canada. With more than $9 billion in assets, Teachers’ Private Capital is one of Canada’s largest private investors, providing equity and mezzanine debt capital for large and mid-cap companies, venture capital for developing industries, and financing for a growing portfolio of infrastructure and timberland assets worldwide.

Forward Looking Statements

Certain statements made in this press release, including, but not limited to, the expected closing of the transactions referred to herein and the anticipated future business prospects of Bell Globemedia, and other statements that are not historical facts, are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events.

Factors that could cause results or events to differ materially from current expectations include, among other things, the fact that the expected closing of the transactions referred to in this press release is subject to a number of approvals and closing conditions, including approval by the CRTC and the Competition Bureau, and other closing conditions that are customary in a transaction of this nature. Other factors that could cause results or events to differ materially from current expectations also include, among other things, the fact that Bell Globemedia’s future business prospects are subject to a number of risks and assumptions including: Bell Globemedia’s dependence on advertising which in turn is affected by competitive pressures, including Bell Globemedia’s ability to attract and retain viewers and readers, and by general economic and market conditions; competitive pressures in the specialty and conventional television markets and increased competition for fewer print customers; the fact that most of Bell Globemedia’s advertising contracts are short-term contracts that advertisers can cancel on short notice; increasing fragmentation in television markets; the development and adoption of new media distribution technologies; and the impact of pending or future litigation, adverse changes in laws or regulations, and adverse regulatory initiatives and proceedings, including decisions by the CRTC including those that might adversely affect Bell Globemedia’s broadcast licences.

For additional information with respect to certain of these and other factors, please refer to BCE’s annual information form for the year ended December 31, 2004 dated March 2, 2005 filed with the U.S. Securities and Exchange Commission, under Form 40-F, and filed with the Canadian provincial securities regulatory authorities and to Torstar’s annual information form for the year ended December 31, 2004 filed with the Canadian provincial securities regulatory authorities. The forward-looking statements contained in this press release represent our and Bell Globemedia’s expectations as of December 2, 2005 and, accordingly, are subject to change after such date. However, we disclaim any intention and assume no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For Further Information :

Paul D. Sparkes Senior Vice President Corporate and Public Affairs Bell Globemedia Inc. (416) 332-5000 psparkes@bellglobemedia.com	Pierre Leclerc Media Relations BCE Inc. (514) 391-2007 1-877-391-2007 pierre.leclerc@bell.ca	Thane Fotopoulos Investor Relations BCE Inc. (514) 870-4619 thane.fotopoulos@bell.ca

David Holland Executive Vice President and Chief Financial Officer Investor Relations and Inquiries Torstar Corporation (416) 869-4031 dholland@torstar.ca	Heather Armstrong Media and Other Inquiries Torstar Corporation (416) 869-4620 harmstrong@torstar.ca	David W. Binet Senior Vice President The Woodbridge Company Limited (416) 364-8700 dbinet@woodbridge.com

Deborah Allan Director, Communications and Media Relations Ontario Teachers’ Pension Plan (416) 730-5347 deborah_allan@otpp.com

Torstar Call with Financial Analysts

Torstar Corporation has scheduled a conference call for December 2, 2005 at 8:00 a.m. to discuss this transaction.
The dial-in number is 1-800-660-7963.

We invite you to join Robert Prichard, President and Chief Executive Officer, and David Holland, Executive Vice President and Chief Financial Officer, for this call.

For anyone unable to participate, a recording of the conference call will be available for 7 days at 416-626-4100 or 1-800-558-5253, reservation number 21275698.

An online archive of the broadcast will be available within one hour of the completion of the call and will be accessible by visiting the investor relations page on the www.torstar.com website.

BCE Call with Financial Analysts

BCE will hold a teleconference for financial analysts to discuss this transaction on Friday, December 2, 2005 beginning at 8:45 am (Eastern). Media are invited to participate on a listen-only basis. Michael Sabia, President and CEO, will participate in the teleconference.

To participate, please dial 416-641-6105 or 1-866-696-5895 shortly before the start of the call. A replay will be available for one week by dialling 416-695-5800 or 1-800-408-3053 (pass code 3169424#). This teleconference will also be webcast live and archived for 90 days on BCE’s website at www.bce.ca.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.
(signed) Patricia A. Olah
Patricia A. Olah Corporate Secretary
Date: December 2, 2005